UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

A. M. CASTLE & CO.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

148411101

(CUSIP Number)

Joseph R. Huber 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 8 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,897
	8	SHARED VOTING POWER 80,281
	9	SOLE DISPOSITIVE POWER 691,472
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,897
	8	SHARED VOTING POWER 80,281
	9	SOLE DISPOSITIVE POWER 691,472
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This “exit” Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed to amend the Statement on Schedule 13D filed on November 13, 2012 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 6, 2013 (“Amendment No. 1”), by Amendment No. 2 to Schedule 13D filed on September 20, 2013 (“Amendment No. 2”), by Amendment No. 3 to Schedule 13D filed on August 15, 2014 (“Amendment No. 3”), by Amendment No. 4 to Schedule 13D filed on February 3, 2015 (“Amendment No. 4”), by Amendment No. 5 to Schedule 13D filed on February 27, 2015, and the Statement on Schedule 13G filed on February 12, 2013, to reflect a change in beneficial ownership of Common Stock (defined below) by an amount in excess of one percent of the total number of shares of Common Stock outstanding, and to make corresponding updating changes to Item 5. Except as specifically provided herein, this Amendment No. 6 modifies the Original 13D, the Schedule 13G, and Amendment Nos. 1, 2, 3, 4 and 5 in their entirety.

As a result of the transactions disclosed herein, each of the Reporting Persons (defined below) beneficially owns less than 5% of the outstanding Common Stock of the Issuer (defined below). Consequently, this Amendment No. 6 constitutes an exit filing for each Reporting Person, and the related reporting obligations for the Reporting Persons relating to the Common Stock have ceased.

Item 1. Security and Issuer.

This Amendment No. 6 relates to the beneficial ownership of Common Stock, $.01 par value per share (the “Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Issuer”), whose principal place of business is located at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2. Identity and Background.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the shares of Common Stock held by HCM’s clients, as a result of causing HCM’s clients to acquire such Common Stock pursuant to HCM’s discretionary authority to manage the assets of such clients.

(ii)	Joseph R. Huber with respect to the indirect voting and dispositive power over the shares of Common Stock described in (i) above, as a result of his majority ownership of, and managing member capacity at, HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Avenue, Suite 3245, El Segundo, California 90245.

c.	The principal occupation of Mr. Huber is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the Common Stock held in such client’s accounts using client funds.

Item 4. Purpose of Transaction.

As a result of the transactions described in Item 5 herein, each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, HCM, in its capacity as an investment adviser and on behalf of its clients, holds 691,472 shares of the Issuer’s Common Stock, equivalent to 2.9% of shares outstanding based on 23,777,280 shares issued and outstanding as of April 27, 2015 and reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2015.

A. HCM

a.	HCM beneficially owns, on behalf of its clients, 691,472 shares of Common Stock, which represents 2.9% of the outstanding Common Stock of the Issuer.

b.	HCM has sole power to dispose, on behalf of its clients, of 691,472 shares of Common Stock. HCM also has sole power to vote, on behalf of its clients, 282,897 shares of Common Stock and the shared power to vote, on behalf of its clients, 80,281 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has effected transactions, on behalf of its clients, in the following shares of Common Stock within the past 60 days:

Trade Date	Shares Purchased (Sold)	Price per Share (average price)
3/23/2015	(1,000)	$3.79
4/28/2015	(1,450)	$3.94
4/29/2015	(19,250)	$3.97
4/30/2015	(4,600)	$3.93
5/1/2015	(300)	$3.97
5/4/2015	(7,105)	$3.94
5/7/2015	(1,095,000)	$4.01
5/7/2015	(30,523)	$4.11
5/8/2015	(825,000)	$4.10
5/8/2015	(11,442)	$4.19

d.	Please see (a) above.

e.	Not applicable.

B. Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 691,472 shares of Common Stock, on behalf of the clients of HCM, which represents 2.9% of the outstanding Common Stock of the Issuer.

b.	Mr. Huber may be deemed to have sole power to dispose, on behalf of HCM’s clients, of 691,472 shares of Common Stock. Mr. Huber may also be deemed to have sole power to vote, on behalf of HCM’s clients, 282,897 shares of Common Stock and have shared power to vote, on behalf of HCM’s clients, 80,281 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber may be deemed to have effected transactions, on behalf of the clients of HCM, in the following shares of Common Stock within the past 60 days:

Trade Date	Shares Purchased (Sold)	Price per Share (average price)
3/23/2015	(1,000)	$3.79
4/28/2015	(1,450)	$3.94
4/29/2015	(19,250)	$3.97
4/30/2015	(4,600)	$3.93
5/1/2015	(300)	$3.97
5/4/2015	(7,105)	$3.94
5/7/2015	(1,095,000)	$4.01
5/7/2015	(30,523)	$4.11
5/8/2015	(825,000)	$4.10
5/8/2015	(11,442)	$4.19

d.	Please see (a) above.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 13, 2012, by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed on November 13, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2015

/s/ Joseph R. Huber

Joseph R. Huber

HUBER CAPITAL MANAGEMENT, LLC

By: /s/ Joseph R. Huber

Joseph R. Huber

Managing Member

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